Trellis Earth Products, Inc.
9125 S.W. Ridder Road, Suite D
Wilsonville, OR 97070

January 18, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Jay Ingram, Esq., Legal Branch Chief

Re:	Trellis Earth Products, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed November 7, 2011 File No. 333-176970

Ladies and Gentlemen:

In connection with the filing today of Amendment No. 2 to the above-referenced Registration Statement on Form S-1, the following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated November 18, 2011 relating to the above-referenced registration statement of Trellis Earth Products, Inc. (“Trellis” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.           Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response:

The financial statements have been updated in accordance with the requirements of Rule 8-08 of Regulation S-X.

2.           We note your response to comment three of our letter dated October 19, 2011. Specifically, we note the following:

•           In the third statement for which you provided supplemental material, you state that the total plastics packaging market it estimated to be $38.2 billion in U.S. sales per year.  However, the source you provide does not appear to attribute the $38.2 billion solely to the U.S. market.  Please provide us with the basis for the applicability of your statement to the U.S. market.

•           In the fourth statement for which you provided supplemental material, you attribute the information to the website of the University of Applied Sciences and Arts in Hanover, Germany.  We are unable to locate this information on the university’s website.  However, we were able to locate this information on the European Bioplastics website.  Please either tell us where we can find the information on the university’s website, or revise your statement to direct investors to the appropriate source.

•           In the fifth statement for which you provided supplemental material, you state that $2.7 billion is less than one percent of the U.S. plastics market.  Please provide us with support for this statement.

Response:

With respect to the first bullet point, the statement has been revised to refer to the global market.

With respect to the second bullet point, the statement has been revised to direct investors to the European Bioplastics website.

With respect to the third website, the statement has been removed from the registration statement.

Summary Financial Data, page 4

3.           We note your response to comment six of our letter dated October 19, 2011.  It appears that the denominator used in computing pro forma (as adjusted) basic and diluted earnings per share includes 4,000,000 IPO shares.  As we stated in our prior comment, the denominator used in computing pro forma EPS should reflect only those IPO shares whose proceeds are being used to repay debt.  Please make the appropriate revisions.

Response:

In light of the restructuring of the transaction as a best efforts offering, the pro forma information has been removed from the summary financial data section.

4.           In computing the 899,666 in weighted average shares representing the conversion of your preferred stock to common stock that you used for the six months ended June 30, 2011, it appears that you just divided the number of preferred shares outstanding at June 30, 2011 by the conversion rate of two, rather than using the weighted average over the six month period.  Please revise your computation to use the weighted average.

Response:

Please refer to the response to comment 3 above.

5.           Please revise your pro forma information for the year ended December 31, 2010 and theinterim 2011 period to include pro forma adjustments giving effect to the recentemployment agreement with Mr. Collins for a $225,000 salary as discussed on page 36.  Please also include pro forma adjustments for the changes in director compensation discussed on page 37.

Response:

Please refer to the response to comment 3 above.

Notes to Financial Statements (Unaudited), page F-22

Note M – Subsequent Events, page F-31

6.           We note your added disclosure in the third paragraph that subsequent to June 30, 2011,you issued 377,286 common shares and received gross proceeds of $754,572.  However, on page II-2, you state that subsequent to June 30, 2011, you issued 405,036 commonshares and received gross proceeds of $810,072.  Please revise your disclosure to consistently reflect the appropriate numbers.

Response:

The disclosure on page F-31 was based on the number of shares issued as of September 21, 2011, the financial statement issuance date set forth on page F-24. The disclosure on page II-2 was based on the number of shares issued as of November 7, 2011, the date of the filing of the registration statement. The reason for the difference was that additional shares were issued between September 21, 2011 and November 7, 2011.

In amendment No. 3, the financial issuance date has been updated and the disclosure of the number of shares issued since September 30, 2011, as set forth on page F-31, is consistent with the disclosure of the number of shares issued since September 30, 2011, as set forth on page II-2.

Exhibit 23.1

7. The audit report on page F-2 is dated September 21, 2011.  This consent refers to a report dated September 20, 2011.  Please make arrangements with your auditors to have them revise their consent so that it refers to the same date as their audit report.

Response:

The auditor’s consent has been revised to refer to the same date as the audit report.

Very Truly Yours,

/s/ William Collins
Chief Executive Officer

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